

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper, Inc.
475 N. Martingale Road Suite 1050
Schaumburg, IL 60173

> **Re: Global Brass and Copper, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 10, 2013**
> **File No. 333-189221**

Dear Mr. Hamilton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). With the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Exchange Offer, page 189

Expiration Date; Extensions; Amendments; Termination, page 189

2.   Please revise your disclosure to clarify your obligation to extend the offer period also in connection with a waiver of a material condition so that at least five business days remain in the offer.

Limitation on Stock Collateral, page 203

3.   We note that the capital stock of your subsidiaries has been provided as collateral and that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause the subsidiary to file separate financial statements pursuant to Article 3-16 of Regulation S-X. Please explain how your current disclosure enables holders of the Notes to understand how the Article 3-16 exclusion provision impacts their security interests. Please disclose here or expand your risk factor disclosure on page 54 to provide the following information so that noteholders can better understand the implication that the collateral cutback provision has on their security interest:

   •   the name(s) of any subsidiary that as of the latest balance sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes; the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

   •   how you determined the book value and market value of each company and what the book value and market value of each company is;

   •   that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

   •   that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

Undertakings, page II-5

4.   Please include the undertakings set forth in Item 512(h) of Regulation S-K.

Exhibit 5.1 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

5.   Please have counsel revise clause (ii) in the last paragraph on page three of the opinion so the exception applies to the company in addition to the Delaware guarantors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Lawrence G. Wee, Esq. (Via E-mail)
    Paul Weiss, Rifkind, Wharton & Garrison LLP